Exhibit 99.1

Jeffs' Brands Completes the Acquisition of a 49% interest in a Company that Owns Wellution, a Top Seller Brand on Amazon, for $3 million

Upon the closing which occurred on March 22, 2023, the purchase price was adjusted from $2.5 million and increased to approximately $3 million.

Tel Aviv, Israel, March 28, 2023 (GLOBE NEWSWIRE) --  Jeffs' Brands Ltd (the “Company” or “Jeffs’ Brands”) (Nasdaq: JFBR), a data-driven e-commerce company operating on the Amazon marketplace, today announced that it completed the purchase (the “Closing”) of approximately 49% of the outstanding capital stock of SciSparc Nutraceuticals Inc. ( “SciSparc Nutraceuticals”), a wholly-owned subsidiary of SciSparc Ltd. (“SciSparc”) (Nasdaq: SPRC) that owns WellutionTM, a top-selling Amazon.com Marketplace food supplements and cosmetics brand (the “Brand”), for $2.5 million in cash, pursuant to a stock purchase agreement entered into between the Company, Jeffs’ Brands Holdings Inc, a wholly-owned Delaware subsidiary of Jeffs’ Brands (the “Subsidiary”) and SciSparc on February 23, 2023 (the “Wellution Agreement”). Additional deferred cash payments of approximately $489,330 for price adjustments related to inventory and working capital, will be paid in five equal monthly installments, beginning in May 2023 (the “Price Adjustment”) pursuant to an addendum to the Wellution Agreement entered into between the Company, the Subsidiary and SciSparc on March 22, 2023. As collateral for the payment in full of the Price Adjustment, SciSparc will hold back such number of shares of common stock of SciSparc Nutraceuticals, equal to the outstanding due amount of the Price Adjustment (the “Holdback Shares”). The stock interest of Jeffs’ Brands in SciSparc Nutraceuticals will be held by the Subsidiary.

Also pursuant to the Wellution Agreement, in connection with the Closing, the Company will issue 247,415 of its ordinary shares to SciSparc and SciSparc will issue 360,297 of its ordinary shares to the Company in a mutual share exchange at an aggregate value of $288,238, which was adjusted from $300,000, pursuant to the 4.99% ownership limit included in the Wellution Agreement (the “Exchange Shares”). The number of the Exchange Shares acquired by each company was calculated based on the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the Closing. In addition, at the Closing, the Company and SciSparc Nutraceuticals entered into a consulting agreement by which the Company will provide management services for the Brand for a monthly fee of $20,000; in addition the Company received a signing bonus of $51,000. The consulting agreement is for an undefined period of time, and may be terminated by either party with 30-days’ advance notice.

The Brand is profitable with millions of dollars in gross annual sales on the Amazon marketplace.

The Brand sells dozens of hemp-based, top-ranked products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States.

The Brand offers eight variations of natural hemp candy supplements under two parent Amazon Standard Identification Number (each, an “ASIN”) on Amazon that are differentiated by their hemp oil potency. The leading parent ASIN, that was launched in 2019, has received over 26,500 reviews and has consistently ranked as the #1 best seller in the category. In total, the Brand had approximately 40,000 product reviews to date, most of which are 4 and 5-star reviews.

Mr. Oz Adler, the Chairman and a director of the Company is the Chief Executive Officer and Chief Financial Officer of SciSparc, Mr. Amitai Weiss, the Chairman of SciSparc, is a director of Jeff’s Brands, and Mr. Moshe Revach is a member of the board of directors of both the Company and SciSparc.

Neither the SciSparc Nutraceuticals stock to be received by the Company nor the Exchange Shares will be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any states' securities laws and such stock and Exchange Shares may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

About Jeffs’ Brands Ltd

Jeffs' Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

About SciSparc Ltd.

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer's disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the satisfaction of the future cash payments to be paid by the Company and the issuance of the Holdback Shares, the completion of the mutual share exchange and the performance of the Brand. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Registration Statement on Form F-1, as amended, filed with the SEC related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com